Exhibit 100.2

Former FBI Director James Comey, and Digital Currency Expert Nick
Szabo, Headline NICE Actimize’s 2018 ENGAGE Client Forum

ENGAGE Client Forum will address the industry’s transition to Autonomous Financial
Crime Management and explore disruptive technologies

HOBOKEN, NJ, August 29, 2018 – NICE Actimize, a NICE (Nasdaq: NICE) business, and a leader in Autonomous Financial Crime Management, will headline this year’s annual ENGAGE Client Forum with two prominent news-making speakers, addressing major trends across governance, disruptive technology, and emerging financial crime. The NICE Actimize ENGAGE Client Forum, an invitation-only event addressing technology and business issues facing financial services organizations, takes place in New York City on October 17 and 18. This exclusive client-focused event offers more than 35 thought-provoking sessions focused on today’s financial crime and compliance challenges and the industry’s transition to Autonomous Financial Crime Management.

Kicking off this year’s ENGAGE Client Forum will be a keynote speech by James Comey, Director of the Federal Bureau of Investigation (2013-2017) and author of the current bestselling book, “A Higher Loyalty: Truth, Lies, and Leadership.” Comey will share experiences from his career in the past two decades of American government, exploring what ethical leadership looks like and how it drives sound decisions even in the most challenging and uncertain of circumstances.

On the second day of ENGAGE Client Forum, Nick Szabo, computer scientist, legal scholar and cryptographer known for his research in digital contracts and digital currency, will discuss the impact that these new technologies will have on the future of financial institutions. The phrase and concept of "smart contracts" was developed by Szabo with the goal of bringing what he calls the "highly evolved" practices of contract law and practice to the design of electronic commerce protocols between strangers on the Internet. Smart contracts are a major feature of cryptocurrency.

Joe Friscia, President, NICE Actimize
“At this year’s ENGAGE Client Forum, we continue to partner closely with our customers as they address their transformation to the era of Autonomous Financial Crime Management that we launched this past year, utilizing tools like Robotic Process Automation, machine learning and advanced analytics at the heart of this journey. We welcome the opportunity to explore the various new disruptive technologies and events sure to impact them in the months ahead in this collaborative and sharing environment. This year’s ENGAGE Client Forum promises to be the event of the year.”

ENGAGE FinTech Forum Track
NICE Actimize will add a new ENGAGE FinTech Forum section to this year’s Client Forum, making it available to non-client participants. Panels featuring industry experts will address collaboration between banks and FinTech companies, while addressing industry-specific risks, such as investigating financial crime on the blockchain and new fraud and money laundering threats attack vectors. Among those FinTech firms signed to appear are TransferWise, R3, Fintrail, FS Vector, and Coinsquare.

Registration resources:
•	ENGAGE Client Forum event website for more information and client registration, or contact engage@niceactimize.com.
•	FinTech Forum registration here, open to the FinTech industry, including the media and students

Additional NICE Actimize ENGAGE Client Forum resources:
•	On Twitter — Follow @NICE_Actimize and the event hashtag #ActimizeEngage.
•	On LinkedIn — Look for company updates at www.linkedin.com/company/actimize.
•	On our Blog — Look for Client Forum participant thought leadership at www.niceactimize.com/blog.

Event participation is limited to NICE Actimize clients and invited guests, and advance registration is required.

Industry Media may contact cindy.morgan-olson@niceactimize.com for further information regarding either event or for pre- or post-event press interviews.

About NICE Actimize
NICE Actimize is the largest and broadest provider of financial crime, risk and compliance solutions for regional and global financial institutions, as well as government regulators. Consistently ranked as number one in the space, NICE Actimize experts apply innovative technology to protect institutions and safeguard consumers and investors assets by identifying financial crime, preventing fraud and providing regulatory compliance. The company provides real-time, cross-channel fraud prevention, anti-money laundering detection, and trading surveillance solutions that address such concerns as payment fraud, cybercrime, sanctions monitoring, market abuse, customer due diligence and insider trading. Find us at www.niceactimize.com, @NICE_Actimize or NASDAQ: NICE.

About NICE
NICE (Nasdaq: NICE) is the worldwide leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact
Cindy Morgan-Olson, 201-551-5202, cindy.morgan-olson@niceactimize.com

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Friscia, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.